UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 1*


Name of Issuer: CanWest Global Communications Corporation


Title of Class of Securities:  Common Stock


CUSIP Number:  13890630-0



Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 13890630-0
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Janus Capital Corporation
       EIN #84-0765359

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       a.   ___
       b.   _X_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.  SOLE VOTING POWER
       -0-

   6.  SHARED VOTING POWER
       0**

   7.  SOLE DISPOSITIVE POWER
       -0-

   8.  SHARED DISPOSITIVE POWER
       0**

       9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
       0**

       10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
       N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       0.0%**

12.    TYPE OF REPORTING PERSON
       IA, CO

**     See Item 4 of this filing
Page 2 of 9 pages

CUSIP No.:  13890630-0

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Thomas H. Bailey

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       a.   ___
       b.   _X_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.  SOLE VOTING POWER
       -0-

   6.  SHARED VOTING POWER
       0**

         7. SOLE DISPOSITIVE POWER
                 -0-

         8. SHARED DISPOSITIVE POWER
                 0**

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0**

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES
            N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.0%**

12.      TYPE OF REPORTING PERSON
            IN
**       See Item 4 of this filing
Page 3 of 9 pages

CUSIP No.:  13890630-0

1.       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Janus Worldwide Fund
            EIN #84-1168465

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            a.   ___
            b.   _X_

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
            Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER
                 -0-

         6. SHARED VOTING POWER
                 0**

         7. SOLE DISPOSITIVE POWER
                 -0-

         8. SHARED DISPOSITIVE POWER
                 0**

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0**

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES
            N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.0%**

12.      TYPE OF REPORTING PERSON
            IV

**       See Item 4 of this filing
Page 4 of 9 pages

Item 1.
         (a). Name of Issuer: CanWest Global Communications Corporation ("CanWest")

         (b). Address of Issuer's Principal Executive Offices:

            3100 TD Centre
            201 Portage Avenue
            Winnipeg, MB  R3B 3L7
            Canada

Item 2.

      (a).-(c). Name, Principal Business Address, and Citizenship of Persons Filing:

            (1)  Janus Capital Corporation ("Janus Capital")
                 100 Fillmore Street
                 Denver, Colorado  80206-4923
                 Citizenship:  Colorado

            (2)  Thomas H. Bailey ("Mr. Bailey")
                 100 Fillmore Street
                 Denver, Colorado  80206-4923
                 Citizenship:  USA

            (3)  Janus Worldwide Fund
                 100 Fillmore Street
                 Denver, Colorado 80206-4923
                 Citizenship:  Massachusetts


         (d).    Title of Class of Securities:  Common Stock

         (e).    CUSIP Number:  13890630-0

Item 3.

            Janus Capital is an Investment Adviser registered under
            Section 203 of the Investment Advisers Act of 1940.

            Janus Worldwide Fund is an Investment Company registered under
            Section 8 of the Investment Company Act of 1940.
Page 5 of 9 pages

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages
            (pp. 2-4) on Schedule 13G is hereby incorporated by reference.

            Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of CanWest Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

            Mr. Bailey owns approximately 12.2% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Mr. Bailey does not own of record any shares of CanWest Common Stock and he has not engaged in any transaction in CanWest Common Stock. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to CanWest Common Stock held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr. Bailey specifically disclaims beneficial ownership over any shares of CanWest Common Stock that he or Janus Capital may be deemed to beneficially own. Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

            Janus Worldwide Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.
Page 6 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class

                 This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another
                 Person

                 N/A

Item 7.  Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on by the Parent Holding Company

                 N/A

Item 8.  Identification and Classification of Members of the Group

                 N/A

Item 9.  Notice of Dissolution of Group

                 N/A

Item 10.    Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
Page 7 of 9 pages

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


JANUS CAPITAL CORPORATION

By  /s/  Deborah E. Bielicke                       2/13/98
   Deborah E. Bielicke                               Date

   Under Power of Attorney dated 6/30/97
   On File with Schedule 13G for
   CommNet Cellular, Inc. 7/9/97


JANUS WORLDWIDE FUND

By  /s/  Deborah E. Bielicke                       2/13/98
   Deborah E. Bielicke, Assistant Vice President     Date

THOMAS H. BAILEY

By  /s/  Deborah E. Bielicke                       2/13/98
   Deborah E. Bielicke                               Date

   Under Power of Attorney dated 6/30/97
   On File with Schedule 13G for
   CommNet Cellular, Inc. 7/9/97
Page 8 of 9 pages

EXHIBIT A



JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of CanWest Global
Communications Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 13th day of February, 1998.


            JANUS CAPITAL CORPORATION

            By  /s/  Deborah E. Bielicke
                                   Deborah E. Bielicke

               Under Power of Attorney dated 6/30/97
               On File with Schedule 13G for
               CommNet Cellular, Inc. 7/9/97


            JANUS WORLDWIDE FUND

            By  /s/  Deborah E. Bielicke
                                   Deborah E. Bielicke, Assistant Vice President

            THOMAS H. BAILEY
            By  /s/  Deborah E. Bielicke
               Deborah E. Bielicke

               Under Power of Attorney dated 6/30/97
               On File with Schedule 13G for
               CommNet Cellular, Inc. 7/9/97
Page 9 of 9 pages